

TL Smith #25

SINGLE-WELL TEXAS DEVELOPMENT PROGRAM

AQUINAS-TL SMITH #25, LLC

Aquinas Energy Resources Inc. (AERI), a Texas corporation formed on October 30, 2013, is sponsoring the development of the oil and gas well "TL-Smith #25." AERI is engaged in the exploration, acquisition and development of oil and gas resources in northern Brazoria, Wharton and Victoria counties in Southeast & South Texas.

AERI has acquired leases in the Damon Mound Salt Dome area located in Brazoria County, Texas. Since its discovery in the early 1900's, the Damon Mound field has produced approximately 20 million barrels of oil equivalent (boe). In the past, properties now of interest to AERI were not thoroughly evaluated with modern seismic methods. Recently, new 2D and 3D geophysical surveys have been completed and interpreted by our consulting geologist - Bill Gaskin and our Advisory Director - Larry Leavell, as well as other third party geologists, for the purpose of selecting the best prospective resource sites. AERI has identified eleven prospective locations at Damon Mound, ten prospective sites in the Wharton area and twenty in South Texas.

The AERI business plan is to drill an initial prospective well, the TL Smith #25, as soon as final funding is available. Thereafter, AERI plans to drill and complete a minimum of eight prospective wells each year. Additional acquired leases will further extend our opportunities. Our business objectives are: (a) to drill low-risk prospective resource wells that will create immediate cash flow and long-term value; (b) to pursue predictable economic capital projects that are repeatable; and (c) to generate monthly growth in production, cash flow, resource reserves and asset value. Shallow Upper and Lower Frio, Marge, HET and Miocene sands located on the properties will be the targeted formations. Wells will generally be direct drilled between 3,500 and 5,000 feet in depth.

Current estimates of prospective resource reserves recoverable from properties under lease are in excess of 1,800,000 BOE. Additional leases, currently being pursued, could add an additional 3,500,000 BOE from areas around Wharton and South Texas. It is anticipated that the TL Smith #25 turnkey well will cost $850,000 through to the storage tanks.

Current geology indicates that the prospective resource reserves for each of the development wells will be from 100,000 to 200,000 BOE gross total.   Based on recent discussions, Shell Oil is a strong potential purchaser of our crude at net WTI prices. It should be noted that historical data reflects that the average well on the TL Smith lease has produced over 100,000 BOE. We believe that this prospective well could potentially return an average of 30% on capital (ROI) each year to investors over the first eight years of the life of the well.

Management: Our officers, directors and advisors bring exceptional experience to this newly formed company. See the AERI website: AquinasEnergy.com for a list of officers, advisors and consultants currently working with us. As Project Sponsor, AERI will receive a 1.9% working interest, but no cash from the capital raise.

Our officers chose and are pleased to be working with Crudefunders, LLC to assist us with our capital raise because of their professional expertise and capability in Oil & Gas equity-crowdfunding.

Sincerely,



Joe Grace
Chief Executive Officer
Aquinas Energy Resources, INC.



Aquinas-TL Smith #25, LLC

TEXAS LIMITED LIABILITY COMPANY

PROJECT SUMMARY

Company: Aquinas-TL Smith #25, LLC

Sponsor Info: AERI is an Independent Oil & Gas company founded in 2013.

Location: Damon Mound Salt Dome Field, Brazoria County, Texas.

Geologic Data: Acquired 2-D seismic lines and have access to recently acquired 3-D data.

Well(s) to Drill: One vertical well targeted to 4900 feet.

Formation Objectives: Frio sands are the primary producing intervals plus Miocene, HET and Marge zones productive.

Economic Viability: Estimated net recovery of 15,600 boe; providing $600,700 net revenue to Aquinas-TL Smith #25, LLC.

Program Expectation: Single zone completion to Frio sands after drill & test with subsequent re-completion to upper zones

Operations: Heavily experienced management and operating team in place.



NEIGHBORING FIELDS
TL Smith #25 Well
BRAZORIA CO. | TEXAS

DAMON MOUND



Call out map shows location of Damon Mound in relationship to other nearby mounds. Note circular drilling locations.

Aquinas-TL Smith #25, LLC

Prospect Well: TL Smith #25

BRAZORIA CO. | TEXAS



Project Summary

Wells to Complete:	1 Vertical Well
Formation:	Frio
Existing Production:	Surrounding
NRI:	75%
Working Interest:	21%
Operating Costs:	<$10 / boe
Estimated Decline:	30% Annual Decline
Reserves:	105,000 boe
Oil Gravity:	27 degrees API, Net WTI

$637,500
Capital Raised to Date

$251,000
Capital to Raise From Crowd

1
Well to Drill & Complete

18-24
Estimated Months to Payback

The project is not currently operational, and is seeking participants to purchase ownership units in the Company. Upon completing the capital raise, the Company will acquire working interests in the "Prospect Well" described herein. Its primary purpose in connection with the project is to pursue the development of these working interests leading to the production of oil and gas in Brazoria County, Texas. Prospect Well will be drilled and completed. Well will be tested, and, if appropriate, completed to produce hydrocarbons in economic quantities.

DEVELOPMENTAL DRILLING TEST PROGRAM

AERI will offer to the Company certain working interest in TL Smith #25 in return for capital funding to develop the well to produce and drain Frio sands updip of historical production.

LONG TERM DEVELOPMENT PLAN AND EXIT STRATEGY

AERI intends to acquire working interest in additional locations in the Damon Mound Field. Upon funding, Delco Operating Company LP will be the Operator of Record and will cause the well to be drilled, and if commercially feasible, complete the well to a depth reasonably sufficient in the sole discretion of the Operator to effectively produce the well.

PROVEN FIELD	**GEOLOGY**	**INVESTOR RETURNS**
Comparable Fields N.S.E.W.	2D Seismology & Subsurface Well Data	Attractive at today's oil prices

THE DAMON MOUND
TL Smith #25 Well
BRAZORIA CO. | TEXAS





The town of Damon is located in northwestern Brazoria County at 29°17′22″N 95°44′13″W (29.289519, -95.737038). According to the United States Census Bureau, the Census Designated Place (CDP) has a total area of 1.394 square miles (3.61 km2), all land.

Damon is home to the highest point in Brazoria County, Damon Mound, rising 144 feet (43.9 m) above sea level. The west part of the town sits atop Damon Mound, the surface expression of a salt diapir or dome. The plug of salt rises through geological formations of Tertiary geologic age. The top of the salt mass is about 500 feet (152 m) below the surface and above it are limestone, gypsum, and anhydrite. Petroleum was trapped around the salt dome in sandstone and limestone layers. Five million barrels of crude oil were extracted from 85 wells in the years up to 1924. In the year 1930 alone the mound yielded 224,000 barrels of oil.[5]

The Karankawa people lived on Damon Mound before the arrival of Europeans. Arrowheads, burial grounds, broken pottery, and stone tools found in the area are evidence of their habitation. In ancient times, the mound's sour earth was regarded by the local native peoples as having medicinal properties. This feature was caused by the presence of sulphur and other minerals near the surface.



The area was first settled by Europeans in 1831 when Samuel Damon arrived from the United States. Damon married Lorena Darst and built a home on the south side of the mound. The settlement grew until it counted 100 inhabitants in 1890 when it was called Damon Mound. At that time cattle ranching was an important business. In 1895, the post office reopened after having been closed for three years. The town was renamed Damon around that time. A Baptist church opened in 1896. In 1918 a railroad line was built from Rosenberg to Damon in order to haul away the limestone and sulphur that were quarried from the mound. In 1925 the town had 300 residents and a Catholic church was founded. The population dipped to 260 in 1931 at which time the town had its own school district. In 1944 the railroad line was discontinued beyond Guy to the north. Nevertheless, Damon's population reached nearly 400 from the 1940s to the 1980s. In 1989 there were 375 residents, a feed store, cotton gin, quarry and other businesses. The 2000 census reported 535 persons and Baptist, Catholic, Church of Christ and Lutheran places of worship.

MANAGEMENT TEAM

Aquinas Energy Resources Inc.

HARRIS CO. | TEXAS



Joe Grace, Executive Chairman – 40 years of CEO and Board of Director experience in energy, commercial banking, investment banking and strategic planning



Don Sample, President and COO
– 35 years landman, independent oil operator



Bryan Billings, Advisor to the Board
– 25 years Pressure Engineer, field operations working with Baker Hughes and other international E&P companies



James Heiser, CFO
– CPA, 35 years with Shell Oil in Accounting, Treasury and Internal Audit



Larry Leavell, Advisor to Board
– 40 years engineer, senior management positions in domestic and international large upstream companies



Charles Atchison, Executive VP
– business development, independent oil operator 35 years



Pete Belcher, Strategic Partner
- Marketing Communications Consultant with over 40 years of experience in public relations, strategic planning, market research and advertising.



Bill Gaskin, Strategic Partner,
- Masters Degree as a geophysicist with over 40 years of experience in energy exploration. Credited with discovery of multiple fields and is an expert in the analysis of salt dome formations.

IMPORTANT NOTE: This is not to be construed as tax advice. We recommend consulting with a tax professional, competent in oil and gas issues, to determine any impact of this investment on your individual tax situation.

OIL RESERVE CALCULATION

TL Smith #25 Well

BRAZORIA CO. | TEXAS

Drilling will begin in the Northeast quadrant of the Damon Mound which has produced over 20MM boe since early 1900's. The TL Smith lease has produced 4.34 MMbbls to date and the new stratigraphic mapping indicates sizable reserves in unproduced reservoirs and attics to produced reservoirs from a number of locations of which the Aquinas-TL Smith #25 is one. Additionally, high resolution mapping while using 2-D and 3-D seismic with hydrocarbon indicators has assisted in mapping of anomalous sands. It should also be noted that the calculated estimated historical production on the TL Smith Lease is over 120,000 boe per well.

TL Smith #25 Estimated Resources

- Frio A has approx. 15' of pay over 3.31 acres = **37,356 boe**.
- Frio 1 and Frio 2 have approx. 20' of pay each over 1.1 acres = **32,671 boe**.
- Frio 3 has approx. 20' of pay over 1 acre = **15,128 boe**.
- Total Frio pay = **85,155 boe**.
- Marge Sand may add **15,000-20,000 boe**.
- Total Approximate Potential Reserves = **85,155 boe to 105,155**


FORT BEND
BRAZORIA
6
7
DAVIS & BROWN
A-5
E.S. JONES

Top view of Damon Mound with drilling activity around the flanks


Oil
Cap rock
Sulfur
Sulfur
Oil
Rock salt

bo = barrels of oil | **MMbbls** = million barrels of oil | **boe** = barrels of oil equivalent
loe = Lease Operating Expenses | **bopd** = barrels of oil per day

GEOLOGIC EVALUATION

TL Smith #25 Well

BRAZORIA CO. | TEXAS

PROPOSED LOCATION


Texas Exploration Co.
(272.557) Ac
City of Damon
(138.25) Ac
DURST
A-61
F. PATTON
A-357
Eula Ward
(98.144) Ac
Eula Ward
(52.768) Ac

2D SEISMIC DATA

2D Line Across
Proposed Locations
Aquinas-TL Smith #25


Aquinas-TL Smith #25

STRUCTURE ATTRIBUTES

TL Smith #25 Well

BRAZORIA CO. | TEXAS



Location of cross sections relative to TL Smith #25 prospect well

Cross-Section A-A'



Frio Sands



Cross-Section B-B'



Frio Sands

OIL PRODUCTION ECONOMICS

Aquinas-TL Smith #25, LLC

HARRIS CO. | TEXAS

Here is a helpful guide to understanding how an investor would be compensated for a $1,000 investment into the project. Each well will have unique returns and are associated specifically to it's production level. Prices of oil fluctuate consistently and historical information does not constitute future results. Please seek advice from your CPA or legal council when making investments such as this.

ECONOMIC SUMMARY PREMISES

Aquinas-TL Smith #25, LLC (BASED ON THE FOLLOWING AVERAGE BARREL PRICE)	
Investment	$251,000
Investor Working Interest	21%
Investor NRI (Net Revenue Interest)	15.75%
Lease NRI	75%
Producing Days	350/yr
Initial Production	120 bopd
Texas Severance Tax Rate	4.60%
Operating Expense	<$10.00 / boe
Cost of One Member Unit	**$1,000**

ECONOMIC INDICATORS

	INVESTOR	ONE UNIT
Net Income	$600,700	$2,403
Return on Investment (8 years)	2.39:1	2.39:1
Internal Rate of Return	59%	59%
Estimated Payout in Months	**18-20 Mos**	**18-20 Mos**

NOTE: The above projection does not include amortization of initial investment. No guarantee of success, productive life of well is uncertain. Oil wells are inherently risky by nature.

Projections in this document have been provided by the Project Sponsor and they are based on a number of different variables. They are not a guarantee of the actual results the Company will produce. All terms described herein are simplified and provided for convenience only and are qualified in their entirety by reference to the Offering Circular and other transaction documents. In the event of any discrepancy between the terms displayed herein and the terms provided in the final executed transaction documents, such transaction documents shall control in all respects. All prospective investors are advised to review the transaction documents and consult independent legal counsel prior to making an investment.